April 4, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: David L. Orlic, Special Counsel,

Office of Mergers and Acquisitions

Re:	CPS Technologies Corp.

PREC14A filed March 27, 2017

File No. 001-36807

Dear Mr. Orlic:

This letter is being submitted on behalf of our client, CPS Technologies, Corp. (the “Company”), in response to comments contained in the letter dated March 31, 2017 from David L. Orlic, Special Counsel, Office of Mergers and Acquisitions of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A that was filed on March 27, 2017 (the “Preliminary Proxy Statement”). The Company is concurrently filing the Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments. For your convenience, we are also delivering to you by email a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in Amendment No. 1.

Nominees for Director, page 4

1. Disclosure states that proxies may be voted for the election of substitute nominees if any of the current nominees should be unable or unwilling to serve. Please revise so that this use of discretionary voting authority is consistent with Rule 14a-4(c)(5) of Regulation 14A.

United States Securities and Exchange Commission

April 4, 2017

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has chosen to remove the referenced disclosure language from Amendment No. 1. Please see the revised disclosure on page 4 of Amendment No. 1 in response.

2. Disclosure states that proxies may be voted for fixing the number of directors at a lesser number. Please advise as to the authority upon which you intend to rely for this use of discretionary voting authority.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 4 of Amendment No. 1 in response.

Form of Proxy

3. Please make the disclosures required by Rules 14a-4(a)(1) and (e) of Regulation 14A.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on the proxy card attached to Amendment No. 1 in response.

4. Please revise Proposal 2 so that the matter on which shareholders are being asked to vote is clear. See Question 169.07 of the Compliance and Disclosure Interpretations on Exchange Act Rules.

Response to Comment No. 4:

The Company has reviewed the guidance in Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations. In Amendment No. 1, the Notice has been revised to state that one of the purposes of the Annual Meeting is “Advisory vote to approve named executive officer compensation.”

*    *    *

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

April 4, 2017

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 212-813-8824 or by email at AGoodman@goodwinlaw.com.

Sincerely,

/s/ Andrew H. Goodman
Andrew H. Goodman, Esq.

Cc:	Ralph M. Norwood
CPS Technologies, Corp.
Joseph L. Johnson
Goodwin Procter LLP